GARB OIL AND POWER CORPORATION
                            SUPPLEMENTAL INFORMATION
                                  JUNE 30, 2004

           RESPONSE TO INQUIRIES BY SECURITIES AND EXCHANGE COMMISSION


MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Page 14

1. The Company is no longer considered to be in a development stage. The Company exited the development stage on June 30, 2004 and will be reported as such in the future.

2. Some terminology used in referencing changes in working capital with respect to "unearned revenue", is confusing. Deferred income, Customer deposits and Unearned revenue all refer to the same item - customer pre-payments on sales contracts. There will be more consistent use of account names in future reporting.

3. There will be more detailed discussion of revenues and expenses and results of operations as required by Item 303 of Regulation S-B in future reports.

4. Regarding UTTI, for more than two years the tire repair equipment has been stored in facilities in Illinois for use by a company associated with Garb-Oil. Consequently there has been no storage or rental expense related to the UTTI tire repair equipment during this time. Current plans include use of this machinery at facilities owned by a purchaser of one of the company's shredders.

         A current report for this item is also planned for the fiscal 10K filing of the Company.

5. As discussed in item 14, the Company has sold to more than one customer.

6. Most of the liabilities are owed to the President John C. Brewer and the balance of Corporate debt is owed to friendly sources who have made no demands for payment.

         Current funding has come from operations and sales and the Company is currently in negotiations with sources for investment in the company that would satisfy long term operations and capital expenditures, if successful.

         At the end of this fiscal year (June 30, 2005 Form 10K filing), the Company will explain and report results of its efforts in current funding negotiations and its plans for operations.

Financial Statements
--------------------

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

7. The audit report will properly reference the Public Company Accounting Oversight Board.

Balance Sheet - Page F-4
------------------------

8. Assets held for resale were designated as such during the development stage of the Company. Having exited the development stage, the Company has begun using some of these assets in the construction of machines for sale and has sold some of these assets outright, subsequent to June 30, 2004.

9. Assets under construction shown as Other Assets, reflects costs being accumulated for the construction of a shredder machine to be sold. These costs were shown as Other Assets because the time of completion and delivery of this machine was uncertain at the time.

Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

(c) Basis of Presentation - Going Concern - Page F-9
----------------------------------------------------

10. The company sells tire shredders and has sold three machines in the last year. The Company also imports new tires from China to be sold through Black Minority Distributors. The company has imported two orders of new tires for a total of $290,000.00. A new scrap tire processing machine owned by the company is being developed in China and the pilot model is expected to be completed before the end of 2005.

         Additional information regarding this new machine and future plans for sales and operations will be more thoroughly reported and explained in our June 30, 2005 fiscal year form 10K.

(g) Revenue Recognition - Page F-10
-----------------------------------

11. Disclosure policy regarding the manufacture and sale of tire shredder machines will be discussed in greater detail in future filings.

12. The Company shows as Deferred income or Customer deposits, prepayments on contracts to deliver tires or shredder machines to customers at a later date. These deposits are recognized as income to the Company upon delivery of the product and completion of the contract.

13. Customers are required to deposit with, or pre-pay to, the Company certain contractually specified amounts at the inception of a sales contract. These amounts are held by the company as unearned revenue until the completion of the contract, usually delivery of the product, at which time the income and associated costs of the contract project are recognized by the Company.

(l) Concentration of Credit Risk - Page F-11
--------------------------------------------

14. Paragraph (g) refers to "single customers"; in clarification, this means one large contract sale to a single customer, i.e., there have been several customers to which the Company has sold product during 2003 and 2004.

Note 5 Commitments - Page F-14
------------------------------

15. The company in the Ukraine (Micron) referenced in this note, was unable to perform and the contract was cancelled. This will be more thoroughly reported in our June 30, 2005 form 10K filing.

         The machine is now currently under development in China as explained in item #10 above. As reported in Note 1(c) above, the pilot model is expected to be completed before the end of 2005.


Forms 10-QSB for 9/30/04 and 12/31/04
-------------------------------------

16. In future filings, the Company will separately state the different types of revenues, i.e., tire sales, machine sales, etc.

17. In future filings, the Company will provide in its Management's Discussion and Analysis, detailed discussion of Results of Operations, including details of revenues, cost of sales, gross margin and expenses, included in the financial statements.

18. The Company issued Treasury Stock in satisfaction of a note payable with accrued interest. This will be discussed in more detail and disclosed in the footnotes in future filings.


                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Securities Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      GARB OIL & POWER CORPORATION


                                      By: /s/ John C. Brewer
                                         ---------------------------
                                         John C. Brewer, Chief Executive Officer

DATED this 16th Day of March, 2005